July 26, 2013

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549-7010

Attn: Karl Hiller, Division of Corporation Finance

RE:	Atwood Oceanics, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 19, 2012

Form 10-Q for the Fiscal Quarter ended March 31, 2013

Filed May 3, 2013

Response Letter dated May 15, 2013

File No. 1-13167

Ladies and Gentlemen:

With respect to the comments of the staff to the captioned filing, on behalf of Atwood Oceanics, Inc. (the “Company”), we submit the following responses to your letter dated July 1, 2013, relating to the Company’s Form 10-K for the year ended September 30, 2012 (the “Form 10-K”). The captions and numbers set forth in this letter correspond to the captions and numbers included in the staff’s letter of July 1, 2013. For your convenience, we are enclosing a copy of your July 1, 2013 letter.

Form 10-K for the Fiscal Year ended September 30, 2012

Management’s Discussion and Analysis, page 25

Market Outlook

Comment:

1.	We note your response to prior comment two and the disclosure in your Form 10-Q for the quarter ended March 31, 2013 which now provide greater focus on the term “utilization” although do not provide additional clarity on which disclosures are industry related or company specific. For example, on page 16 of your most recent interim report it appears you continue to discuss company specific drilling rigs immediately after discussing industry data on jack up rigs under contract and jack up rigs under construction.

Please revise to place general industry disclosures and company specific disclosures under separate headings.

Response:

We propose to revise our future filings, beginning with our Form 10-Q for the period ended June 30, 2013 to place general industry disclosures and company specific disclosures under separate headings.

15835 Park Ten Place Drive, Houston, Texas 77084

Office 281.749.7800, Fax 28.492.0345, www.atwd.com

2.	We have read your response to prior comment three regarding your view of mobilization as a separate deliverable for which you have recognized revenue. We note that the contract you submitted for review commenced immediately following departure from the shipyard in Singapore, and addressed mobilization of the rig. However, we also note that the “Primary Term” and “Scope of Work” defined and outlined in the contract, focus on drilling and completing a well, and do not identify mobilization as a separate deliverable apart from drilling services. We understand that mobilization fees are often negotiated to compensate for the cost of moving a drilling rig to a particular location, but are unaware of any circumstances in which you or others that provide drilling services have been compensated for mobilization without an agreement to also provide drilling or other services having distinct and clear benefit to the customer.

If you believe you are entitled to compensation for mobilization alone, without also providing the services outlined in the “Scope of Work” section of your contract, please explain the basis for your review. Given that the services you have contracted to provide appear to depend on utilization of your drilling rig, we do not see that mobilization represents the culmination of a separate earnings process as contemplated in SAB Topic 13.A.3.f IRQ 1. Please explain how your view is consistent with this guidance in addition to the guidance on units of accounting in FASB ASC 605-25-25-3 through 6, and segmenting a contract in FASB ASC 605-35-25-10 through 14. Please submit a schedule showing all revenues under all contracts recognized for each quarterly and annual period that pertain to periods of mobilization in advance of having situated your drilling rigs in the locations specified for drilling, also indicating the date your rigs were situated for drilling as specified in the contracts, and the periods over which drilling occurred (commencement and completion dates) under these contracts.

Response:

We acknowledge that “Primary Term” and “Scope of Work” as defined and outlined in the contract do not include mobilization services as these definitions focus only on services to be provided during the drilling phase. However, we perform other services and activities under the contract outside of the “Primary Term” and “Scope of Work”, including those provided during the mobilization period. Mobilization is described in various places throughout the contract, including section 5.1 - Mobilization and Demobilization Costs, and Schedule I — Work Schedule and Other Particulars. Furthermore, Clause 2.4 of Schedule III – Remuneration acknowledges that “other services” are performed outside the “Scope of Work” and that we are to be compensated for those services accordingly.

As an initial matter, we are entitled to compensation for mobilization alone without providing the services outlined in the Scope of Work since our contract terms dictate that there are no contingencies regarding the obligation of our customer to compensate us for the mobilization period, nor are there any limits to the amount of time it may take to complete the mobilization. To the extent the contract is terminated prior to the commencement of drilling, our contract provides for us to receive compensation for any services performed to date, which would include any mobilization fees due. We also note that many drilling contracts signed by others who provide drilling services would include a lump sum fee and be contingent upon arrival at the first well location and successfully performing a series of previously defined acceptance tests.

In addition, during its mobilization period, the Atwood Condor was fully crewed at all times with 90-110 company personnel on board at any given time, comprised of both our marine crew and drilling operations crew. Our customer had personnel ranging from 5-15 people which increased to approximately 50 people near the end of the mobilization period. The number of Atwood personnel needed on board to solely perform the physical act of moving the rig from Singapore to the U.S. Gulf of Mexico would only be 16, representing the marine crew of the vessel, and no customer personnel would be required. The incremental personnel on board during the mobilization period were responsible for performing various other services and activities during the mobilization period including, but not limited to, the following:

•

Atwood activities – testing and troubleshooting of drilling equipment, planned routine maintenance and repairs of the equipment, training of rig crew on using the equipment and all operational procedures to be performed and followed during the drilling program. In addition, the company, along with customer personnel, performed load out, installation and testing of all drilling equipment provided by the customer and their subcontractors (“third party equipment”).

•

Customer activities – familiarization with and review of rig equipment and related operational procedures, review of safety management system, review and testing of preventative maintenance procedures, review and oversight of equipment testing and rig crew training activities, and together with company personnel, load out, installation and testing of third party equipment.

The activities described above also take place during the drilling phase of a contract during which time we, and our competitors, also recognize revenue. For example, contractors are required to perform tests routinely on well control equipment and other equipment. Maintenance and repairs also occur regularly and many drilling contracts provide that a repair day rate be charged during such times. Likewise, training exercises to familiarize personnel with the equipment take place periodically as new personnel arrive on the vessel.

The activities performed above during the mobilization period together with the fact that we are paid the mobilization day rate regardless of whether drilling operations have commenced support our view that mobilization services are a separate deliverable. The Atwood and customer activities described above may take anywhere from 2-3 months and sometimes up to 9 months in certain cases. Performing these activities after a vessel reaches a drill site would delay the commencement of actual drilling operations accordingly. Performing these services during the mobilization period is one of the most significant value contributions the Company provided to our customer under this contract during that period. Once the Atwood Condor reached its first location, the rig was able to commence drilling operations immediately.

In addition to contract drilling services, one of the key elements our customer is paying for is rig time. Many of our industry peers enter into bareboat charter arrangements where the revenues are recorded throughout the term of the charter, irrespective of the activities that are being performed by the operator. Companies that have executed bareboat charter arrangements include Diamond Offshore (Ocean Spur, reference 2012 Form 10-K, and Ocean King, reference 2007 From 10-K) and Transocean (GSF Arctic IV, reference 2010 Form 10-K, and Istiglal and Dada Gordud, reference 2007 Form 10-K), among others.

Given the specific authoritative literature of ASC 605-35, we do not believe SAB Topic 13.A.3.f IRQ 1 is applicable. However, at the Staff’s request, we considered the guidance of SAB Topic 13.A.3.f IRQ 1. We respectfully refer to our previous response to this guidance that was provided in comment three in our Response Letter dated May 15, 2013. We also maintain we are providing services during the mobilization period that are not paid at a fixed price, contrary to the guidance and related examples in the SAB Topic. In addition, we believe the examples discussed in the SAB Topic are of a different nature than our fees charged during the mobilization period. Our mobilization fees are not “upfront fees” with no value to the customer. Rather, we are paid by our customer in time denominated units (i.e., a “daily rate”) for value-added services, as described above.

Also, pursuant to ASC 605-25-15-3(e), given the specific authoritative literature of ASC 605-35, we do not follow ASC 605-25. Rather, we follow ASC 605-35-25-55 whereby the units of delivery are time-denominated activities that are provided each day as specifically required by the terms of the contract. Under this method, we recognize as revenue the contract price of our time-denominated activities performed during the period. Thus, the separation criteria of ASC 605-35-25-10 through 14 are not used in our analysis.

We also respectfully ask the staff to consider the following scenarios and how revenue would be recognized:

•

Force Majeure Event – As described in Clause 22.1.2, if a force majeure event occurs and the rig sits idle for a period of time, the customer is entitled to terminate the contract. During the idle period, we are entitled to the applicable, normally reduced, day rate. During this time, we would conduct activities similar to those listed in the bullet labeled “Atwood activities” above. We do not believe it would be appropriate to defer the day rate and then only recognize the related revenue upon termination of the contract.

This scenario describes events that occurred in our industry after the Deepwater Horizon incident in April 2010 while on location at the Macondo field off the coast of Louisiana. Although we were not directly impacted by these events as we had no active deepwater rigs in the U.S. Gulf of Mexico at the time, we understand that others who provide drilling services that were directly impacted recognized revenue on a per day basis during the idle time subsequent to this event, despite the fact that drilling was not being conducted. Further, those drilling contractors and their customers were unable to determine at the time whether any further drilling activities would be undertaken under those contracts.

•

Standby Periods and Downtime for Repairs and Maintenance - During periods of standby, such as in the case of adverse weather, or when we experience downtime resulting from failure of equipment, we are contractually entitled to a day rate. Our policy, consistent with industry practice, is to recognize revenue on a daily basis during this time, despite the fact that drilling is not in process.

Taking into account all of the facts and circumstances presented above related to this contact, we believe our position that the mobilization period is a separate discrete earnings event and compensation received from our customer during this period better reflects the actual economics of the contract and is consistent with the authoritative literature. We also believe our policy is consistent with the AICPA’s Audit and Accounting Guide - Construction Contractors, which indicates in Exhibit E-4 that mobilization costs would be included in the cost-to-cost calculation for measuring progress. Although we do not follow the cost-to-cost method, this example contemplates that revenue would be recognized during the mobilization period as costs are incurred.

Also, we have provided below the requested schedule of mobilization revenue (in thousands):

						Drilling Operations
Rig	Mobilization Revenue for the quarter ended: (1)				Fiscal Year Total	Commencement Date (2)	Completion Date
Fiscal Year 2010	12/31/2009	3/31/2010	6/30/2010	9/30/2010
Atwood Southern Cross	$—	$—	$1,248	$189	$1,437	7/2/2010	9/12/2010
Atwood Beacon	—	—	—	1,431	1,431	7/18/2010	9/17/2010

Total	$—	$—	$1,248	$1,620	$2,868

Fiscal Year 2011	12/31/2010	3/31/2011	6/30/2011	9/30/2011
		-NONE-

Fiscal Year 2012	12/31/2011	3/31/2012	6/30/2012	9/30/2012
Atwood Falcon	$—	$4,769	$—	$—	$4,769	5/26/2012	Estimated November 2014
Atwood Condor	—	—	—	32,745	32,745	10/10/2012	Estimated August 2013
Atwood Mako	—	—	—	1,791	1,791	9/14/2012	Estimated September 2014

Total	$—	$4,769	$—	$34,536	$39,305

Fiscal Year 2013	12/31/2012	3/31/2013
Atwood Condor	$1,731	$—			$1,731	10/10/2012	Estimated August 2013
Atwood Manta	844	—			844	12/15/2012	Estimated December 2013

Total	$2,575	$—			$2,575

(1)	Recognized in advance of rig being situated for drilling
(2)	Date rig situated for drilling

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (713) 749-7902 if you have any further questions. We thank you for your attention to these matters.

Respectfully yours,

/s/ Mark L. Mey

Mark L. Mey

Senior Vice President, Chief Financial Officer